

FOR IMMEDIATE RELEASE

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR FOURTH FISCAL QUARTER AND FISCAL YEAR-END 2016

-- Fourth Quarter Net Loss of $45 Million, or $0.43 per Diluted Share --

-- Acquisition and Transition-Related Costs and MEP Charge of $70.5 million, or $0.42 per Diluted Share --

-- Tax Rate Annualization Impacts of $55.9 million, or $0.53 per Diluted Share --

-- Assets Under Management of $670 Billion --

-- Quarterly Dividend Increased by 10% to $0.22 --

Baltimore, Maryland - April 29, 2016 - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the fourth fiscal quarter and fiscal year ended March 31, 2016. The Company reported a net loss[1] of $45.3 million, or $0.43 per diluted share, as compared to a net loss of $138.6 million, or $1.31 per diluted share, in the previous quarter, and net income of $83.0 million, or $0.73 per diluted share, in the fourth quarter of fiscal 2015. The current quarter's results included acquisition and transition-related costs of $49.1 million, or $0.29 per diluted share, and a compensation charge related to the Royce management equity plan ("MEP") grant of $21.4 million, or $0.13 per diluted share. The prior quarter included non-cash impairment charges related to intangible assets of $371.0 million, or $2.79 per diluted share. In addition the current quarter's results included a $55.9 million, or $0.53 per diluted share tax charge, which reflects the reversal of the prior quarter's credit related to the impairment charges and other tax rate annualization impacts.

Adjusted loss[2] for the fourth fiscal quarter was $16.7 million, or $0.15 per diluted share, as compared to adjusted income of $158.5 million, or $1.45 per diluted share, in the previous quarter and adjusted income of $117.9 million, or $1.03 per diluted share, in the fourth quarter of fiscal 2015. For the current quarter, operating revenues were $619.5 million, down 6% from $659.6 million in the prior quarter, and down 12% compared to $702.3 million in the fourth quarter of fiscal 2015. Operating expenses were $585.6, down 35% from $900.2 million in the prior quarter, but up 11% excluding the non-cash impairment charges that were included in the prior quarter's results. Operating expenses were up 2% from $573.4 million in the fourth quarter of fiscal 2015.

(Amounts in millions, except per share amounts)

	Quarters Ended			Fiscal Years Ended	
	Mar 2016	Dec 2015	Mar 2015	Mar 2016	Mar 2015
Operating Revenues	$ 619.5	$ 659.6	$ 702.3	$ 2,660.8	$ 2,819.1
Operating Expenses	585.6	900.2	573.4	2,610.0	2,320.9
Operating Income (Loss)	33.9	(240.6)	128.9	50.8	498.2
Net Income (Loss)[1]	(45.3)	(138.6)	83.0	(25.0)	237.1
Adjusted Income (Loss)[2]	(16.7)	158.5	117.9	370.3	378.8
Net Income (Loss) Per Share - Diluted[1]	(0.43)	(1.31)	0.73	(0.25)	2.04
Adjusted Income (Loss) Per Share - Diluted[2]	(0.15)	1.45	1.03	3.36	3.26

(1)   Net Income (Loss) Attributable to Legg Mason, Inc.

(2)   See "Use of Supplemental Non-GAAP Financial Information."

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LEGG MASON
GLOBAL ASSET MANAGEMENT

Net loss for fiscal year 2016 was $25.0 million, or $0.25 per diluted share, as compared to net income of $237.1 million, or $2.04 per diluted share, for fiscal year 2015. Fiscal 2016 results included the non-cash impairment charges of $371.0 million, or $2.76 per diluted share. In fiscal 2015, Legg Mason completed a debt refinancing that resulted in a $107.1 million charge, or $0.59 per diluted share. Adjusted income for the year was $370.3 million, or $3.36 per diluted share, as compared to adjusted income of $378.8 million, or $3.26 per diluted share for fiscal year 2015. Operating revenues for fiscal year 2016 were $2.7 billion, down 6% from $2.8 billion for fiscal year 2015. Operating expenses for fiscal year 2016 of $2.6 billion were up 12% as compared to fiscal year 2015 but excluding the non-cash impairment charge, operating expenses were down 4%.

Legg Mason also announced today, that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.22 per share.   This represents an increase of 10% on the dividend rate paid on shares of the Company's common stock during the prior fiscal quarter.

Comments on the Fourth Quarter of Fiscal Year 2016 Results

Joseph A. Sullivan, Chairman and CEO of Legg Mason said, "Macro headwinds negatively impacted operating results for the quarter, which were disappointing in terms of long term flows and financial performance. At the same time, it is very clear that we must continue to position Legg Mason longer-term to deliver greater choice to our clients across investment strategy, product, vehicle and distribution access. During the fourth quarter we made significant progress in this regard, as we announced three transactions that continue Legg Mason's affiliate portfolio transformation that began three years ago. With these additions, we have greater flexibility to invest in segments where client preferences are moving and establish new products and solutions in areas where we see the potential for substantial growth long-term. Combined with our strong cash generation and an ongoing commitment to returning capital to shareholders, we remain confident in our ability to create long-term value."

Assets Under Management of $669.6 Billion

Assets Under Management ("AUM") were $669.6 billion at March 31, 2016 compared with $671.5 billion at December 31, 2015, driven by long-term outflows of $13.2 billion and liquidity outflows of $3.3 billion, which were partially offset by $9.7 billion in positive market performance and $4.7 billion in positive foreign exchange. AUM was down 5% from $702.7 billion at March 31, 2015.

- Long-term net outflows of $13.2 billion included fixed income outflows of $8.2 billion and equity outflows of $5.0 billion.
- At March 31, 2016, fixed income represented 56% of AUM, while equity represented 27%, and liquidity represented 17%.
- By geography, 63% of AUM was from clients domiciled in the United States and 37% from non-US domiciled clients.
- Average AUM during the quarter was $662.3 billion compared to $683.0 billion in the prior quarter and $707.1 billion in the fourth quarter of fiscal year 2015. Average long-term AUM was $547.6 billion compared to $559.8 billion in the prior quarter and $571.5 billion in the fourth quarter of fiscal year 2015.

Comparison to the Third Quarter of Fiscal Year 2016

Net loss was $45.3 million, or $0.43 per diluted share, as compared with a net loss of $138.6 million, or $1.31 per diluted share, in the third quarter of fiscal year 2016. This quarter's results included acquisition and transition-related costs and the Royce MEP charge totaling $70.5 million, or $0.42 per diluted share. In addition the current quarter's results included a $55.9 million, or $0.53 per diluted share tax charge, which reflects the tax rate annualization impacts. The prior quarter included impairment charges of $371.0 million, or $2.79 per diluted share.

- Operating revenues of $619.5 million were down 6% from $659.6 million in the prior quarter, principally reflecting a lower average AUM and a less favorable asset mix.
- Operating expenses of $585.6 million were down 35% from $900.2 million, but excluding the non-cash impairment charges, operating expenses were up 11%. The current quarter included acquisition and

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2

transition-related costs of $49.1 million and the $21.4 million charge related to the Royce MEP. The current quarter also included a credit of $7.0 million for a contingent consideration fair value adjustment compared to a similar credit of $26.4 million in the prior quarter. The current quarter expenses included a $0.3 million gain in the market value of deferred compensation and seed investments, which is recorded as a decrease in compensation and benefits with an offset in other non-operating income, compared to a gain of $2.7 million in the prior quarter. In addition, the current quarter included less revenue share compensation due to lower revenues at affiliates with revenue share agreements.

- Other non-operating expense was $27.5 million compared to $1.6 million in the prior quarter. Interest expense increased by $5.3 million, as the prior quarter included a credit related to the finalization of a state tax audit and the reversal of a related reserve. Losses on corporate investments, not offset in compensation, were $4.8 million compared with losses of $2.8 million last quarter. The prior quarter's other non-operating expense included a gain of $6.6 million on an Australian dollar hedge related to the RARE Infrastructure acquisition. Both quarters included gains and losses on funded deferred compensation and seed investments, as described above. In addition, the current quarter included $9.5 million in losses associated with the consolidation of sponsored investment vehicles compared to $1.5 million of losses in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 5.5% compared to a negative 36.5% in the prior quarter driven by the non-cash impairment charges in that quarter. Operating margin, as adjusted[2], was 5.9%, as compared to 20.6% in the prior quarter. The decrease was principally the result of acquisition and transition-related costs and the Royce MEP charge in the current quarter.

- Adjusted loss was $16.7 million, or $0.15 per diluted share, as compared to adjusted income of $158.5 million, or $1.45 per diluted share, in the prior quarter.

Comparison to the Fourth Quarter of Fiscal Year 2015

Net loss was $45.3 million, or $0.43 per diluted share, as compared with net income of $83.0 million, or $0.73 per diluted share, in the fourth quarter of fiscal year 2015. This quarter's results included acquisition and transition-related costs and the Royce MEP charge totaling $70.5 million, or $0.42 per diluted share. In addition the current quarter's results included a $55.9 million, or $0.53 per diluted share tax charge, which reflects the tax rate annualization impacts.

- Operating revenues of $619.5 million were down 12% compared with $702.3 million in the fourth quarter of fiscal year 2015, reflecting a less favorable AUM mix, a 6% decline in average AUM and lower performance fees.

- Operating expenses of $585.6 million were up 2% compared with $573.4 million in the fourth quarter of fiscal year 2015 primarily due to acquisition and transition-related costs of $49.1 million and the $21.4 million charge related to the Royce MEP. The current quarter also included a credit of $7.0 million for a contingent consideration fair value adjustment. Further, the current quarter expenses included a $0.3 million gain in the market value of deferred compensation and seed investments, which is recorded as a decrease in compensation and benefits with an offset in other non-operating income, compared to a gain of $3.1 million in the prior year quarter. In addition, the current quarter included less revenue share compensation due to lower revenues at affiliates with revenue share agreements.

- Other non-operating expense was $27.5 million, compared to $2.1 million in the fourth quarter of fiscal year 2015. Losses on corporate investments, not offset in compensation, were $4.8 million compared with gains of $6.1 million in the prior year quarter. Both quarters included gains on funded deferred compensation and seed investments, as described above. In addition, the current quarter also included $9.5 million in losses associated with the consolidation of sponsored investment vehicles, as compared to $1.2 million in gains in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 5.5% as compared to 18.4% in the fourth quarter of fiscal year 2015. Operating margin, as adjusted, was 5.9%, as compared to 23.8% in the fourth quarter of fiscal year 2015. The decrease was principally the result of acquisition and transition-related costs and the Royce MEP charge in the current quarter.

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LEGG MASON
GLOBAL ASSET MANAGEMENT

- Adjusted loss was $16.7 million, or $0.15 per diluted share, as compared to adjusted income of $117.9 million, or $1.03 per diluted share, in the fourth quarter of fiscal year 2015.

Comparison to the Full Year Fiscal Year 2015

Net loss was $25.0 million, or $0.25 per diluted share, as compared with net income of $237.1 million, or $2.04 per diluted share, for fiscal year 2015. The current year's results included the non-cash impairment charges of $371.0 million, or 2.76 per diluted share. The prior year's results included a pre-tax charge of $107.1 million, or $0.59 per diluted share, related to a debt refinancing.

- Operating revenues of $2.7 billion were down 6% compared with $2.8 billion in fiscal year 2015, reflecting a less favorable AUM mix, a 3% decline in average AUM and lower performance fees.

- Operating expenses of $2.6 billion were up 12% compared with $2.3 billion in fiscal year 2015 primarily due to the $371.0 million in non-cash impairment charges. In addition, the current year's expenses included $70.5 million in acquisition and transition-related costs and the Royce MEP charge. Fiscal 2015 expenses included $39.2 million in costs related to the QS Investors integration and other corporate initiatives. The current year also included a credit of $33.4 million for contingent consideration fair value adjustments. Excluding those items and the non-cash impairment charges, operating expenses were down 3% reflecting less revenue share compensation due to lower revenues at affiliates with revenue share agreements. The current year's expenses included a $1.2 million loss in the market value of deferred compensation and seed investments which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $9.4 million in fiscal year 2015.

- Other non-operating expense was $76.0 million, as compared to $130.2 million in fiscal year 2015. Other non-operating expense in fiscal year 2015 included a $107.1 million debt extinguishment loss. Losses on corporate investments, not offset in compensation, were $14.6 million compared with gains on corporate investments of $12.4 million in fiscal 2015. The current year included a loss and fiscal 2015 included a gain on funded deferred compensation and seed investments, as described above. In addition, the current year also included $12.9 million in losses associated with the consolidation of sponsored investment vehicles, as compared to $5.9 million in gains in fiscal 2015. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 1.9% as compared to 17.7% in fiscal year 2015 driven by the non-cash impairment charges. Operating margin, as adjusted, was 18.6%, as compared to 23.0% in the prior year.

- Adjusted income was $370.3 million, or $3.36 per diluted share, as compared to adjusted income of $378.8 million, or $3.26 per diluted share, in fiscal year 2015.

Quarterly Business Developments and Recent Announcements

- Legg Mason announced on January 22, 2016:

  ◦ The agreement to acquire Clarion Partners, a leading diversified real estate investment manager based in New York. The transaction closed on April 13, 2016.

  ◦ The agreement to acquire EnTrust, a leading hedge fund solutions provider based in New York, which will be combined with Permal to create one of the world's largest hedge fund solutions providers. The transaction is scheduled to close in the first quarter of fiscal year 2017.

  ◦ The acquisition of a minority interest in Precidian Investments, a leading creator of innovative ETF intellectual property.

- In March 2016, Legg Mason issued $250 million in Junior Subordinated Notes due 2056, and $450 million in Senior Notes due 2026.

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LEGG MASON
GLOBAL ASSET MANAGEMENT

- Legg Mason announced on April 12, 2016 that Shanda Group and affiliates entered into an agreement to purchase 9.9% of Legg Mason's outstanding shares of common stock from Trian Fund Management, L.P.

Quarterly Performance

At March 31, 2016:

	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	48%	66%	86%	82%
% of Long-Term US Fund Assets Beating Lipper Category Average[3]				
Equity	45%	52%	67%	54%
Fixed Income	51%	73%	78%	81%
Total US Fund Assets	48%	61%	72%	65%

Of Legg Mason's long-term U.S. mutual fund assets, 41.1% were in funds rated 4 or 5 stars by Morningstar.

Balance Sheet

At March 31, 2016, Legg Mason's cash position was $1.3 billion. Total debt was $1.8 billion and stockholders' equity was $4.2 billion. The ratio of total debt to total capital was 30%, up from the prior quarter. The cash, debt and debt to capital ratio reflect $689 million of proceeds, net of issuance costs, received in March 2016 from our new junior subordinated debt and senior note issuances, the proceeds of which will be used to fund our recently announced acquisitions of Clarion Partners and EnTrust Capital. In the fourth fiscal quarter, the Company completed additional open market purchases of 776 thousand shares which reduced the weighted average shares by 21 thousand.

The Board of Directors has declared a quarterly cash dividend on the Company's common stock in the amount of $0.22 per share. This represents an increase of 10% on the dividend rate paid on the shares of the Company's common stock during the prior fiscal quarter.   The dividend is payable July 5, 2016 to shareholders of record at the close of business on June 13, 2016.

(3) See "Supplemental Data Regarding Quarterly Performance."

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LEGG MASON
GLOBAL ASSET MANAGEMENT

Conference Call to Discuss Results

A webcast to discuss the Company's results, hosted by Joseph A. Sullivan, will be held at 8:00 a.m. EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 41989317, at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the discussion of the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 41989317# when prompted. Please note that the replay will be available beginning at 10:30 a.m. EDT on Friday, April 29, 2016, and ending at 11:59 p.m. EDT on Friday, May 13, 2016.

About Legg Mason

Legg Mason is a global asset management firm, with $670 billion in AUM as of March 31, 2016. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2015 and in the Company's quarterly reports on Form 10-Q.

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6

LEGG MASON
GLOBAL ASSET MANAGEMENT

Supplemental Data Regarding Quarterly Performance

Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately ninety-one percent of total AUM is included in strategy AUM as of March 31, 2016, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds (including fund-of-hedge funds) which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this table is provided solely for use in connection with this table, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average

Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

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LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2016	December 2015	March 2015	March 2016	March 2015
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 204,320	$ 208,501	$ 204,525	$ 826,080	$ 824,211
Funds	319,342	345,501	385,040	1,409,059	1,544,494
Performance fees	6,252	9,175	24,089	41,982	83,519
Distribution and service fees	89,105	95,919	86,938	381,486	361,188
Other	532	461	1,754	2,237	5,694
Total operating revenues	619,551	659,557	702,346	2,660,844	2,819,106
Operating Expenses: (1)					
Compensation and benefits	292,390	282,770	302,820	1,172,645	1,208,214
Transition-related compensation	32,172	—	820	32,172	24,556
Total compensation and benefits	324,562	282,770	303,640	1,204,817	1,232,770
Distribution and servicing	124,632	132,860	143,488	545,710	594,788
Communications and technology	50,826	48,509	48,755	197,857	182,438
Occupancy	35,157	35,750	26,829	122,610	109,708
Amortization of intangible assets	2,072	1,580	597	4,979	2,625
Impairment of intangible assets	—	371,000	—	371,000	—
Other	48,399	27,733	50,087	163,040	198,558
Total operating expenses	585,648	900,202	573,396	2,610,013	2,320,887
Operating Income (Loss)	33,903	(240,645)	128,950	50,831	498,219
Other Non-Operating Income (Expense):					
Interest income	1,711	1,377	1,555	5,634	7,440
Interest expense	(15,231)	(8,003)	(14,058)	(48,463)	(58,274)
Other income (expense), net, including $107,074 debt extinguishment loss in September 2014	(10,098)	6,520	9,186	(25,977)	(85,280)
Other non-operating income (expense) of consolidated investment vehicles, net	(3,837)	(1,510)	1,202	(7,243)	5,888
Total other non-operating income (expense)	(27,455)	(1,616)	(2,115)	(76,049)	(130,226)
Income (Loss) Before Income Tax Provision (Benefit)	6,448	(242,261)	126,835	(25,218)	367,993
Income tax provision (benefit)	58,606	(103,651)	42,807	7,692	125,284
Net Income (Loss)	(52,158)	(138,610)	84,028	(32,910)	242,709
Less: Net income (loss) attributable to noncontrolling interests	(6,885)	16	1,069	(7,878)	5,629
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (45,273)	$ (138,626)	$ 82,959	$ (25,032)	$ 237,080

(Continued)

(1) Operating expenses include transition-related and acquisition costs related to pending and completed business combinations.

Transition-related costs:					
Compensation	$ 32,172	$ —	$ 820	$ 32,172	$ 24,556
Distribution and servicing	1,681	—	—	1,681	—
Occupancy	8,355	—	—	8,355	8,349
Other	1,088	—	677	1,088	2,941
Total transition-related costs	43,296	—	1,497	43,296	35,846
Acquisition costs	5,792	2,096	121	8,591	3,114
Total transition-related and acquisition costs	$ 49,088	$ 2,096	$ 1,618	$ 51,887	$ 38,960

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS), CONTINUED
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2016	December 2015	March 2015	March 2016	March 2015
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (45,273)	$ (138,626)	$ 82,959	$ (25,032)	$ 237,080
Less: Earnings (distributed and undistributed) allocated to participating securities	613	565	2,240	2,287	6,340
Net Income (Loss) (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)	$ (45,886)	$ (139,191)	$ 80,719	$ (27,319)	$ 230,740
Net Income (Loss) per Share Attributable to Legg Mason, Inc. Shareholders:					
Basic	$ (0.43)	$ (1.31)	$ 0.73	$ (0.25)	$ 2.06
Diluted	$ (0.43)	$ (1.31)	$ 0.73	$ (0.25)	$ 2.04
Weighted-Average Number of Shares Outstanding: [1]					
Basic	106,393	106,432	109,899	107,406	112,019
Diluted	106,393	106,432	111,283	107,406	113,246

[1] Diluted shares are the same as basic shares for periods with a loss.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

	Quarters Ended								
	March 2016			December 2015			March 2015		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 619,623	$ (72)	$ 619,551	$ 659,636	$ (79)	$ 659,557	$ 702,518	$ (172)	$ 702,346
Total operating expenses	585,595	53	585,648	900,165	37	900,202	573,334	62	573,396
Operating Income (Loss)	34,028	(125)	33,903	(240,529)	(116)	(240,645)	129,184	(234)	128,950
Other non-operating income (expense)	(19,070)	(8,385)	(27,455)	(521)	(1,095)	(1,616)	(3,270)	1,155	(2,115)
Income (Loss) Before Income Tax Provision (Benefit)	14,958	(8,510)	6,448	(241,050)	(1,211)	(242,261)	125,914	921	126,835
Income tax provision (benefit)	58,606	—	58,606	(103,651)	—	(103,651)	42,807	—	42,807
Net Income (Loss)	(43,648)	(8,510)	(52,158)	(137,399)	(1,211)	(138,610)	83,107	921	84,028
Less: Net income (loss) attributable to noncontrolling interests	1,625	(8,510)	(6,885)	1,227	(1,211)	16	148	921	1,069
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (45,273)	$ —	$ (45,273)	$ (138,626)	$ —	$ (138,626)	$ 82,959	$ —	$ 82,959

	Fiscal Years Ended					
	March 2016			March 2015		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 2,661,162	$ (318)	$ 2,660,844	$ 2,819,827	$ (721)	$ 2,819,106
Total operating expenses	2,609,870	143	2,610,013	2,320,709	178	2,320,887
Operating Income (Loss)	51,292	(461)	50,831	499,118	(899)	498,219
Other non-operating income (expense)	(65,458)	(10,591)	(76,049)	(136,186)	5,960	(130,226)
Income (Loss) Before Income Tax Provision	(14,166)	(11,052)	(25,218)	362,932	5,061	367,993
Income tax provision	7,692	—	7,692	125,284	—	125,284
Net Income (Loss)	(21,858)	(11,052)	(32,910)	237,648	5,061	242,709
Less: Net income (loss) attributable to noncontrolling interests	3,174	(11,052)	(7,878)	568	5,061	5,629
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (25,032)	$ —	$ (25,032)	$ 237,080	$ —	$ 237,080

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME (LOSS) [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2016	December 2015	March 2015	March 2016	March 2015
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (45,273)	$ (138,626)	$ 82,959	$ (25,032)	$ 237,080
Plus (less):					
Amortization of intangible assets	2,072	1,580	597	4,979	2,625
Impairment of intangible assets	—	371,000	—	371,000	—
Contingent consideration fair value adjustment	(7,000)	(26,375)	—	(33,375)	—
Deferred income taxes on intangible assets:					
Impairment charges	—	(74,200)	—	(74,200)	—
Tax amortization benefit	33,511	33,512	34,315	135,260	139,046
U.K. tax rate adjustment	—	(8,361)	—	(8,361)	—
Adjusted Income (Loss)	$ (16,690)	$ 158,530	$ 117,871	$ 370,271	$ 378,751
Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Shareholders	$ (0.43)	$ (1.31)	$ 0.73	$ (0.25)	$ 2.04
Plus (less): [2]					
Amortization of intangible assets	0.02	0.01	—	0.05	0.02
Impairment of intangible assets	—	3.49	—	3.45	—
Contingent consideration fair value adjustment	(0.07)	(0.25)	—	(0.31)	—
Deferred income taxes on intangible assets:					
Impairment charges	—	(0.70)	—	(0.69)	—
Tax amortization benefit	0.31	0.31	0.30	1.26	1.20
U.K. tax rate adjustment	—	(0.08)	—	(0.08)	—
Allocation to participating securities [3]	0.02	(0.02)	—	(0.07)	—
Adjusted Income (Loss) per Diluted Share	$ (0.15)	$ 1.45	$ 1.03	$ 3.36	$ 3.26

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

[2] In calculating Adjusted Income (Loss) per Diluted Share during periods of Net Income after distributed earnings, we include the weighted-average of unvested restricted shares deemed to be participating securities and the earnings allocated to these participating securities. Weighted-average unvested restricted shares were 3,048 and 3,065 for the quarter and fiscal year ended March 2015, respectively. For purposes of this non-GAAP performance measure, earnings are allocated in the same ratio to participating securities and common shares. As a result, the inclusion of these participating securities and the earnings allocated thereto do not impact the per share amounts of the adjustments made to Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Shareholders.

In calculating Adjusted Income (Loss) per Diluted Share during periods of Net Loss after distributed earnings, we exclude the weighted-average of unvested restricted shares deemed to be participating securities. Weighted-average unvested restricted shares were 3,004 and 2,812 for the quarters ended March 2016 and December 2015 and 2,831 for the fiscal year ended March 2016.

[3] During periods of Net Loss after distributed earnings, there is an impact from weighted-average unvested restricted shares deemed to participating securities.

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LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED [(1)]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2016	December 2015	March 2015	March 2016	March 2015
Operating Revenues, GAAP basis	$ 619,551	$ 659,557	$ 702,346	$ 2,660,844	$ 2,819,106
Plus (less):					
Operating revenues eliminated upon consolidation of investment vehicles	72	79	172	318	721
Distribution and servicing expense excluding consolidated investment vehicles	(124,618)	(132,850)	(143,474)	(545,668)	(594,746)
Operating Revenues, as Adjusted	$ 495,005	$ 526,786	$ 559,044	$ 2,115,494	$ 2,225,081
Operating Income (Loss), GAAP basis	$ 33,903	$ (240,645)	$ 128,950	$ 50,831	$ 498,219
Plus (less):					
Gains (losses) on deferred compensation and seed investments, net	342	2,742	3,117	(1,205)	9,369
Amortization of intangible assets	2,072	1,580	597	4,979	2,625
Impairment of intangible assets	—	371,000	—	371,000	—
Contingent consideration fair value adjustment	(7,000)	(26,375)	—	(33,375)	—
Operating income of consolidated investment vehicles, net	125	116	234	461	899
Operating Income, as Adjusted	$ 29,442	$ 108,418	$ 132,898	$ 392,691	$ 511,112
Operating Margin, GAAP basis	5.5 %	(36.5) %	18.4 %	1.9 %	17.7 %
Operating Margin, as Adjusted	5.9	20.6	23.8	18.6	23.0

[(1)] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

By asset class:

	Quarters Ended					Fiscal Years Ended	
	March 2016	December 2015	September 2015	June 2015	March 2015	March 2016	March 2015
Equity	$ 180.5	$ 186.2	$ 177.6	$ 197.3	$ 199.4	$ 189.2	$ 195.4
Fixed Income	376.8	370.0	368.4	372.2	376.1	372.5	367.1
Long-Term Assets	557.3	556.2	546.0	569.5	575.5	561.7	562.5
Liquidity	112.3	115.3	126.1	129.7	127.2	123.1	140.0
Total	$ 669.6	$ 671.5	$ 672.1	$ 699.2	$ 702.7	$ 684.8	$ 702.5

By asset class (average):

	Quarters Ended				
	March 2016	December 2015	September 2015	June 2015	March 2015
Equity	$ 177.4	$ 188.2	$ 189.6	$ 199.8	$ 198.3
Fixed Income	370.2	371.6	370.8	375.8	373.2
Long-Term Assets	547.6	559.8	560.4	575.6	571.5
Liquidity	114.7	123.2	126.8	128.3	135.6
Total	$ 662.3	$ 683.0	$ 687.2	$ 703.9	$ 707.1

Component Changes in Assets Under Management

	Quarters Ended					Fiscal Years Ended	
	March 2016	December 2015	September 2015	June 2015	March 2015	March 2016	March 2015
Beginning of period	$ 671.5	$ 672.1	$ 699.2	$ 702.7	$ 709.1	$ 702.7	$ 701.8
Net client cash flows:							
Equity	(5.0)	(4.6)	0.1	(1.3)	(1.4)	(10.8)	(2.7)
Fixed Income	(8.2)	2.2	3.0	2.6	7.6	(0.4)	19.2
Long-Term flows	(13.2)	(2.4)	3.1	1.3	6.2	(11.2)	16.5
Liquidity	(3.3)	(10.9)	(3.0)	2.3	(15.3)	(14.9)	(22.2)
Total net client cash flows	(16.5)	(13.3)	0.1	3.6	(9.1)	(26.1)	(5.7)
Market performance and other [1]	9.7	6.4	(22.6)	(8.9)	9.0	(15.3)	20.1
Impact of foreign exchange	4.7	(0.5)	(4.6)	1.8	(6.3)	1.4	(18.5)
Acquisitions (Disposition), net	0.2	6.8	—	—	—	6.9	5.0
End of period	$ 669.6	$ 671.5	$ 672.1	$ 699.2	$ 702.7	$ 669.6	$ 702.7

Note: Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

[1] Includes $12.8 billion of certain client assets previously reported as Assets Under Management that have been reclassified as Assets Under Advisement for the fiscal year ended March 2015.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Adjusted Income" and "Operating Margin, as Adjusted" that management uses as benchmarks in evaluating and comparing our period-to-period operating performance.

Adjusted Income (Loss)

We define "Adjusted Income (Loss)" as Net Income (Loss) Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for non-core items that are not reflective of our economic performance, such as intangible asset impairments, the impact of fair value adjustments of contingent consideration liabilities, if any, and the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets.

We believe that Adjusted Income (Loss) provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not made significant acquisitions. We also believe that Adjusted Income (Loss) is an important metric in estimating the value of an asset management business.

Adjusted Income (Loss) only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income (Loss) Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income (Loss) Attributable to Legg Mason, Inc., but is not a substitute for Net Income (Loss) Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, Adjusted Income (Loss) is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. Fair value adjustments of contingent consideration liabilities may or may not provide a tax benefit, depending on the tax attributes of the acquisition transaction. We consider Adjusted Income (Loss) to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of our operating results with the results of other asset management firms that have not made significant acquisitions.

In calculating Adjusted Income (Loss), we adjust for the impact of the amortization of management contract assets and impairment of indefinite-life intangible assets, and add (subtract) the impact of fair value adjustments on contingent consideration liabilities, if any, all of which arise from acquisitions, to Net Income (Loss) Attributable to Legg Mason, Inc. to reflect the fact that these items distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income (Loss) Attributable to Legg Mason, Inc. in the calculation of Adjusted Income (Loss). However, because of our net operating loss carry-forward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and U.K. tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. These adjustments reflect that these items distort comparisons of our operating results to other periods and the results of other asset management firms that have not engaged in significant acquisitions, including any related impairments.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income (Loss) may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on Adjusted Income (Loss) to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income (Loss) because these charges are related to assets that will ultimately require replacement.

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Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income (Loss), adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating Revenues, as Adjusted". The compensation items are removed from Operating Income (Loss) in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. We adjust for the impact of amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with results of other asset management firms that have not engaged in significant acquisitions. Impairment charges and income (loss) of consolidated investment vehicles are removed from Operating Income (Loss) in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Operating Revenues, as Adjusted also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. and indicates what our operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, if any, impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income (Loss) Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

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